Focus Ventures signs MOU for off-take of phosphate rock with Keytrade

July 21, 2017; Vancouver, Canada:  Focus Ventures Ltd. (TSXV:FCV) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with established fertilizer trading company, Keytrade A.G., for the off-take of phosphate rock from the Company’s Bayovar 12 phosphate project in northern Peru.

Highlights of the MOU are:

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Bayovar 12 rock phosphate product to be purchased by well-established international fertilizer merchant.

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Volume is up to 1,000,000 tons per annum of the planned annual production.

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Initial 5 year term.

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Product destined for the direct application agricultural plantation business and phosphate fertilizer producer markets.

This MOU marks a significant milestone for the Company since it released the findings of its Pre-Feasibility Study on the Bayovar 12 project in May 2016.  Under the MOU, Keytrade will purchase, on an FOB Incoterms basis, up to 1,000,000 metric tons per annum of rock phosphate from future production from the Bayovar 12 project.  Product will be delivered by Keytrade for direct application use by plantations markets and downstream phosphate fertilizer producers

Securing this MOU demonstrates that there is demand for Bayovar 12 rock phosphate product, and begins the process for the Company to develop an off-shore marketing strategy with Keytrade that can provide the platform to finalize off-take arrangements.

Focus President, Gordon Tainton, commented:  “We are very pleased to have secured our first export off-take MOU for rock phosphate from the Bayovar 12 project and we are looking forward to converting this MOU into a commercial purchase contract in the future.  This first MOU covers a relatively large share of our planned future production which underpins the development of our project.”

About Keytrade A.G.

Keytrade was founded in 1997 as a merchant of fertilizers, intermediates and raw materials. It is one of the fertilizer industries’ well known independent trading groups and has strategically invested in distribution assets to create a platform for international expansion.  Keytrade sources and trades nitrogen, potash and phosphates from more than 100 countries across Asia-Pacific, the Americas, the Middle East and Europe.

About Focus

Focus is developing the Bayovar 12 phosphate deposit located 40 km from the coast in the Sechura District of northern Peru.  Bayovar 12 hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for phosphate fertilizers and vital to world food production.  Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  One of Focus’s objectives is to supply direct application phosphate rock to the agricultural regions of Central and South America and Southeast Asia.

For further information, please visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Simon Ridgway, Chief Executive Officer

Symbol: TSXV-FCV

Shares Issued:  232.2-million

For further information, contact:

Gordon Tainton, President

Tel: 604-248-8380;  Fax: 604-682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s Bayovar 12 project and possible future production therefrom.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors relate to, among other things, information regarding the Company’s plans for the Bayovar 12 project and possible future production therefrom; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals for the Bayovar 12 project will be achieved; that the Company will obtain all necessary approvals to, and complete, the private placement on the terms stated; that the Company will spend the financing proceeds as planed; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.